FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2001

GOLD RESERVE INC.


Address Of Principal Executive Offices:
926 West Sprague Avenue
Suite 200
Spokane, Washington 99201


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes               No    X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):


GOLD RESERVE INC.

March 31, 2001
Interim Financial Report

Forward Looking Statements

The information presented in or incorporated by reference in this interim financial report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) relating to the future results of Gold Reserve Inc. (the "Company"), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" means Gold Reserve Inc., its predecessor Gold Reserve Corporation and subsidiaries.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the following risks:
   actual reserves could vary considerably from estimates presently made, volatility of metals prices and estimated metal production, concentration of operations and assets in Venezuela, regulatory, political and economic risks associated with Venezuelan operations, inability to obtain adequate funding for future development of the Brisas property, dependence upon the abilities and continued participation of key employees, other uncertainties normally incident to the operation and development of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this interim financial report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators.

All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Operations Overview

The Company's Brisas property, a gold and copper deposit, is located in the Kilometer 88 mining district in the State of Bolivar, southeastern Venezuela. Exploration and development activities on the property commenced in 1992 and have included over 165,000 meters of drilling. The Brisas property is presently estimated to contain a mineral resource of 9.9 million ounces of gold and approximately 1.13 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off), which is contained within an area approximately 1,900 meters long and 500 to 900 meters wide. The mineralization continues for an unknown distance down dip to the west and to the north and has also been intersected below the current mineralized resource.

The presently proposed Brisas mining facility is estimated to cost between $350 and $400 million and process an estimated 55,000 tonnes per day, yielding an average annual production of approximately 362,000 ounces of gold and 46 million pounds of copper, over a mine life of 13 years. The plan for the development of the property as it presently exists includes on-site copper processing utilizing an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. Implementation of this process would eliminate significant transportation costs for the copper gold concentrates to an off-site smelter resulting in improved Brisas project economics. Construction of the proposed mining facility, if warranted, is expected to take approximately 18 to 24 months.

Current cost estimates (U.S. Dollars), in accordance with the Gold Institute guidelines, result in cash operating costs of $153 per ounce of gold net of copper revenues (using $300 per ounce gold, $0.90 per pound copper and on-site copper processing). Total after-tax costs are estimated at $243 per ounce of gold (including operating costs (net of copper revenues), working capital, initial capital and life of mine capital less sunk costs). Estimated cost per ounce of gold is determined net of copper revenues. The price of copper is a significant factor in determining net production costs. For example, every $0.10 per pound change in the price of copper results in a corresponding change in the project's cash and total costs of $13 per ounce of gold.

Reserve Estimate Audits

The extensive data compiled by the Company, which serves as the basis of its pre-feasibility report, has been closely scrutinized by Behre Dolbear & Company, Inc. ("Behre Dolbear") and a number of other consultants. Behre Dolbear initially audited the Company's data collection procedures in 1997, completed an additional audit of the Company's modeling and reserve methodology in 1998 and subsequently verified the reserve estimates in early 1999.

The results of the audits determined that the technical data collection procedures used by the Company meet or exceed accepted industry standards; the assay laboratories utilized provided reliable and acceptable results; the database compiled by the Company is of a quality appropriate for utilization in a reserve study suitable for obtaining financing; the estimating techniques used by the Company were an accurate representation for the reserves; the drill hole spacing was sufficient to generate future estimates of proven and probable reserves; the database was correct and reliable; the reserve risk for the project is low and there is upside potential for additional reserves at the Brisas property because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north.

The mineral reserve and resource estimates set forth in this document have been prepared in accordance with the disclosure requirements of applicable Canadian Securities Commissions. Such estimates will not qualify as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission until the economic viability of the project is established and documented in a final feasibility study.

Mineral Resource Estimates

The Brisas property is estimated to contain a total mineral resource of 9.9 million ounces of gold and approximately 1.13 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off). The mineral resource, effective November 1999, is summarized in the following tables:


                  Measured                  Indicated                Inferred                  Total
--------------------------------------------------------------------------------------------------------------
Au Eq
Cutoff            Au      Cu                Au      Cu               Au      Cu                Au      Cu
Grade   kt        (g/t)   (%)     kt        (g/t)   (%)     kt       (g/t)   (%)     kt        (g/t)   (%)
--------------------------------------------------------------------------------------------------------------
0.50    221,042   0.805   0.111   145,028   0.690   0.155   40,103   0.733   0.110   406,173   0.757   0.127
==============================================================================================================


(millions)        Measured                  Indicated                Inferred                  Total
--------------------------------------------------------------------------------------------------------------
Au Eq
Cutoff            Au      Cu                Au      Cu               Au      Cu                Au      Cu
Grade             oz.     lb.               oz.     lb.              oz.     lb.               oz.     lb.
--------------------------------------------------------------------------------------------------------------
0.50              5.721   541.0             3.217   495.7            0.945   97.3              9.883   1,134.0
==============================================================================================================

Mineral Reserve Estimate

The Brisas property is presently estimated to contain approximately 235 million tonnes of ore with an average grade of 0.79 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.63:1. The mineral reserve estimate, effective January 2000, has been prepared in accordance with reporting requirements of applicable Canadian Securities Commissions and is presented in tabular form below:


         Reserve                           Au           Cu           Waste        Total
         tonnes        Au grade  Cu grade  ounces       pounds       tonnes       tonnes       Strip
Class    (thousands)   (g/t)     (%)       (thousands)  (thousands)  (thousands)  (thousands)  Ratio
----------------------------------------------------------------------------------------------------
Proven   187,443       0.814     0.119     4,906        491,841
Probable  47,411       0.682     0.205     1,040        214,309
----------------------------------------------------------------------------------------------------
Total    234,854       0.787     0.136     5,946        706,150      383,912      618,766      1.63
====================================================================================================


Outlook

The ultimate design and future construction of the plant is subject to the results of the final feasibility study. Management continues to focus on obtaining permits, securing additional process facility sites, developing infrastructure and waste deposition. Additional metallurgical, geotechnical and hydrological investigations, negotiations related to such things as electrical power supply and development and condemnation drilling will occur as a part of the completion of the final feasibility study. The completion of the final feasibility and the timing of future development of the Brisas property will be dictated by, among other issues, future gold and copper prices.

Brisas-Cristinas Combined Project

As a result of the sustained low-level gold price, we have evaluated alternatives to the development of the Brisas property on a stand-alone basis. We have concluded that the best alternative and the most rational way to develop the Brisas property, is to combine it with the contiguous Cristinas property and jointly develop the properties as one large project. We have presented our proposal to combine the two projects to various Venezuelan government decision makers and it has received considerable support.

The Cristinas project is located to the north and is contiguous (one ore body) to the Brisas property. This project is controlled by MINCA, a 30%-70% joint venture between the Corporacion Venezolana de Guayana (CVG), a Venezuelan government corporation, and Placer Dome Inc. of Vancouver, British Columbia, respectively. MINCA maintains control of Cristinas 4, 5, 6 & 7 in the case of gold mineralization in the form of a CVG work contract and in the case of copper through a MEM concession. In 1999, MINCA placed the project on care and maintenance and, in 2000, the joint venture partners agreed to a one-year extension (which expires July 16, 2001) to their relationship. As required by the extension agreement, MINCA engaged Scotia Capital of Toronto to explore various alternatives and solicit third-party interest for the development of the Cristinas project.

We believe these deposits should be exploited in combination due to the potential enhanced return on investment afforded by a single infrastructure package, eliminating duplication and offering both cost savings and a reduced environmental impact; more efficient mining through a single open pit, lowering operating costs and allowing access to otherwise unavailable ore between the Brisas and Cristinas deposits and; a single process plant offering a lower capital cost for each ounce of gold produced. If combined, the project could potentially contain a world-class mineral reserve.

The Government of Venezuela desires to recommence construction and initiate mining activities at the Cristinas project and is evaluating various alternatives including this proposal to combine the projects. However, the development of the proposed combined project is dependent upon, among other things, the final decision of the Venezuelan government, participation by one or more major gold producers, completion of a final feasibility study, the price of gold and copper, and obtaining adequate financing and the appropriate environmental and operating permits. For these reasons, there can be no assurances that the proposal will proceed or, if it does, what the Company's interest in the combined project might be.

Financial Overview

The consolidated financial statements contained herein have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects from accounting principles generally accepted in the United States of America. You are urged to refer to the December 31, 2000 audited consolidated financial statements. The notes contained in the annual financial statements also apply to these interim financial statements at March 31, 2001 and are not repeated herein.

The financial information given in the accompanying unaudited financial statements reflects all normal, recurring adjustments which, in the opinion of management, are necessary for a fair presentation for the periods reported. (All amounts are stated in U.S. Dollars).

The total financial resources of the Company, cash plus current and non-current marketable securities (primarily consisting of highly liquid US treasury and agency obligations), decreased $0.4 million from December 31, 2000 to approximately $16.5 million as of March 31, 2001.

                                            March 31,       December 31,
                                               2001             2000
Cash and equivalents                      $ 11,288,785     $ 10,108,111
Marketable securities - current              4,447,795        3,045,421
Marketable securities - non-current            796,267        3,790,030
                                          $ 16,532,847     $ 16,943,562

Planned expenditures for 2001 are estimated at $3.1 million. Approximately $1.1 million will be spent directly on the Brisas property, primarily on development activities. The remaining expenditures relate to corporate management of the Brisas property, exploration activities other than on the Brisas property and general corporate activities including the advancement of our proposal to combine Brisas with the Cristinas property. Interest income for 2001 is projected to be approximately $0.9 million. Management anticipates that its combined cash and investment position will be sufficient to cover estimated operational and capital expenditures (excluding estimated mine construction costs) beyond 2001.

Future construction costs and development expenses, and the cost of placing the Brisas property or additional future properties into production, if warranted, are expected to be financed by a combination of the sale of additional common stock, bank borrowings or other means. Management does not plan to raise funds through the sale of equity or debt in the near future. Whether and to what extent additional or alternative financing options are pursued by the Company depends on a number of important factors, including the price of gold, management's assessment of the financial markets, the potential acquisition of additional properties or projects and the overall capital requirements of the consolidated corporate group.

Consolidated net loss for the three months ended March 31, 2001 amounted to $140,279 or $0.01 per share compared to consolidated net loss of $543,681 or $0.02 per share for the same period in 2000. The net loss for the three month period ended March 31, 2001 decreased from the prior period primarily as a result of gains on sales of marketable securities in 2001 as compared to losses on sales of marketable securities during the same three-month period in 2000.

Certain reclassifications of the 2000 financial statements have been made to conform with the 2001 presentation. These reclassifications had no effect on the net loss or accumulated deficit as previously reported.

As of May 30, 2001, the Company had the following shares, equity units and share options outstanding:

Class A common                                 22,132,333
Equity units*                                   1,038,867
Options to purchase Class A common shares       3,338,954

*An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into class A common shares of Gold Reserve Inc. on a one to one basis.


CONSOLIDATED BALANCE SHEET
March 31, 2001 and December 31, 2000 (unaudited)

                                        March 31,      December 31,
U.S. Dollars                            2001           2000
-------------------------------------------------------------------
ASSETS

Current Assets:
Cash and cash equivalents               $ 11,288,785   $ 10,108,111
Marketable securities                      4,447,795      3,045,421
Deposits, advances and other                 394,882        370,044
Accrued interest                               2,619         53,046
Total current assets                      16,134,081     13,576,622

Property, plant and equipment, net        45,206,434     44,902,369
Marketable securities                        796,267      3,790,030
Other                                      1,229,807      1,233,301
Total assets                            $ 63,366,589   $ 63,502,322

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses   $    331,008   $    335,103
Total current liabilities                    331,008        335,103

Minority interest in consolidated
 subsidiaries                              1,045,654      1,037,013
Total liabilities                          1,376,662      1,372,116

SHAREHOLDERS' EQUITY
Serial preferred stock,
 without par value
Common shares and equity units,
 without par value                       102,105,986    102,105,986
Less, common shares held
 by affiliates                              (403,331)      (403,331)
Accumulated deficit                      (39,627,619)   (39,487,340)
KSOP debt                                    (85,109)       (85,109)
Total shareholders' equity                61,989,927     62,130,206
Total liabilities and
 shareholders' equity                   $ 63,366,589   $ 63,502,322

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2001 and 2000 (unaudited)

U.S. Dollars                                  2001            2000

OTHER INCOME
Interest                                 $   233,108     $   263,813
Gain on sale of marketable securities        103,763
                                             336,871         263,813

EXPENSES
General and administrative                   249,762         263,693
Technical services                           104,926         115,161
Corporate communications                      64,593          56,806
Legal and accounting                          23,318          33,531
Foreign currency loss                         25,910          38,151
Loss on sale of marketable securities                        283,507
Interest                                                       3,659
Minority interest in net income
  of consolidated subsidiaries                 8,641          12,986
                                             477,150         807,494
Net loss                                 $  (140,279)    $  (543,681)

Net loss per share - basic and diluted   $     (0.01)    $     (0.02)

Weighted average common
   shares outstanding                     23,171,200      23,101,200


CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT
For the Three Months Ended March 31, 2001 and 2000 (unaudited)

U.S. Dollars
Accumulated deficit, December 31, 2000      $ (39,487,340)
Net loss                                         (140,279)
Accumulated deficit, March 31, 2001         $ (39,627,619)

Accumulated deficit, December 31, 1999      $ (38,176,276)
Net loss                                         (543,681)
Accumulated deficit, March 31, 2000         $ (38,719,957)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Three Months Ended March 31, 2001 and 2000 (unaudited)

U.S. Dollars                                            2001           2000

Cash Flows from Operating Activities:
Net loss                                            $ (140,279)    $ (543,681)
Adjustments to reconcile net loss to
 net cash used by operating activities:
    Depreciation                                        11,247         10,967
    Amortization of discount on
      marketable securities                             (1,242)       (11,481)
    Foreign currency loss                               25,910         38,151
    Minority interest in net income of
      consolidated subsidiaries                          8,641         12,986
    Net (gain) loss on sale of marketable securities  (103,763)       283,507
    Changes in current assets and liabilities:
       Net decrease in current assets                   25,589         68,223
       Net decrease in current liabilities              (4,095)        (3,891)
Net cash used by operating activities                 (177,992)      (145,219)

Cash Flows from Investing Activities:
Proceeds from the sale and maturity of
 marketable securities                               4,196,394      7,607,312
Purchase of marketable securities                   (2,500,000)    (3,172,847)
Purchase of property, plant and equipment             (341,222)      (387,102)
Other                                                    3,494         31,245
Net cash provided by investing activities            1,358,666      4,078,608

Change in Cash and Cash Equivalents:
Net increase in cash and cash equivalents            1,180,674      3,933,389
Cash and cash equivalents - beginning of period     10,108,111      4,377,521
Cash and cash equivalents - end of period         $ 11,288,785    $ 8,310,910

The accompanying notes are an integral part of the consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the "Company") as of March 31, 2001, the results of operations for the three months ended March 31, 2001 and 2000, and the cash flows for the three months ended March 31, 2001 and 2000. The results of operations for the three months ended March 31, 2001 and 2000 are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's fiscal 2000 Form 20-F.

2.  Geographic Segments
                  United States     Venezuela      Consolidated
2001
Net loss          $ 126,784         $ 13,495       $ 140,279

2000
Net loss          $ 506,904         $ 36,777       $ 543,681

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
     GOLD RESERVE INC.
     By:    s/ Robert A. McGuinness
     Vice President - Finance & CFO
     May 30, 2001